

MAIL STOP 7010

December 5, 2006

Xiaoan He
Chief Executive Officer
Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road
Weifang Shandong
People's Republic of China, Postal Code 261061
0536-8884280

RE: Fuwei Films (Holdings) Co., Ltd.
Registration Statement on Form F-1
Filed November 24, 2006
File No. 333-138948

Dear Mr. He:

        We have reviewed your amended registration statement. Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 4. Summary of Significant Accounting Policies and Practices

(t). Pro Forma Earnings per Share (unaudited), page F-13

1. Please include a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS to clearly show how you are arriving at your pro forma EPS amounts. Please disclose any shares not included for anti-dilution reasons. Please also provide this information for the six-month periods ended June 30, 2005 and June 30, 2006.

<u>Closing Comments</u>

You may contact Jeffery Gordon at (202) 551-33866 or Nudrat Salik at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 555-3729 or the undersigned Branch Chief who supervised review of your filings at (202) 551-3767, with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

CC: Mitchell S. Nussbaum, Esq.
       Norwood P. Beveridge, Esq.
       (212) 202-7829